Exhibit 13.8

“Reg A+ Monthly” Webinar – Gatsby Presentation Transcript (October 1st, 2020)

Cool. Hey guys I'm Jeff Myers, I'm a co-founder and the co-CEO of Gatsby. We are building an options trading platform for a new generation of traders.

And if you've been following the markets at all and the volatility we've seen this year, this isn't a surprise to you. Options are exploding right now. 2019 had already broken records in terms of options volume. 2020 has shattered that basically month over month. And it's specifically among young traders getting into options for the first time. An Etrade survey results that came out recently said that over half of young investors on their platform have said that they're now getting into derivatives, compared to older generations, about 30% of them said that they're getting into derivatives.

And we've seen this through the popularity of crypto. Young traders have a higher appetite for risk. They're developing an appetite for more sophisticated investment tools.

So that's where Gatsby comes in. We sought out to build a super simple, social, free options trading platform. And that's our ingress into the market. We started with long options. Options don't have to be very complicated. It's pretty easy conceptually to be able to make a strategy betting against a company for example. That's an easy concept. But all the interfaces out there are very hard to get your head around. Starting with long options made it super simple and approachable, unintimidating, and we're expanding now into spreads this month. And the end goal, our vision is to be a full fledged brokerage specifically tailored for this new crop of traders coming into the market for the first time.

And these traders in our case, our average trader is 28 years old. They're very young. They're inexpensive to acquire as users. We're targeting for example, crypto traders, penny stock traders, users of Fanduel and Draftkings for example. People who are not necessarily trading options but are exhibiting traits that align with trading long options. They're much cheaper to acquire than winning over existing options accounts.

And these are traders that appreciate good design. They appreciate no commissions. No commissions are kind of just a standard now, they require that. They love the social aspects, they love the rewards program that Gatsby has.

And with our options focus, we can be profitable without commissions. Most brokerages in the US monetize using something called 'payment for order flow'-- we sell liquidity to market makers or to exchanges. And because options markets are less liquid than for example the equity markets, each contract is worth roughly 200x as much as an equity contract. We've crossed 10,000 signups, just having been live since December. We've done over 160,000 contracts traded so far, and we're projecting by Q2 of 2021 we will have crossed 35,000 accounts.

The founding team has a history of building great fintech products. Ryan and I have an exit in the fintech space before Gatsby. Alex, one of our founders, was a former Goldman MD ran the derivatives desk at Goldman for over a decade. Davis was early at Instinet, the first electronic brokerage, he worked his way up to the board, and was on the board of Reuters. And we have a great engineering team. And we're also backed by very strong investors, and specifically very appropriate investors for the space. People from Apex, which is our clearing firm, former CTO of OptionsHouse, Radius Bank, Barclays, Techstars, all behind us.

So yeah, thanks. We want to reinvent what it's like to trade options for this new generation, and then go beyond options from there. Become the brokerage that demystifies, simplifies tools that look complicated and don't have to be, and have a place potentially in everybody's portfolio. Thanks.

Q: Thank you so much. We can get started with the first question. Why can't your competitors do the same thing that you are?

A: Yea sure, so there's a very carefully designed interface required to capture this sort of bottom rung of the ladder, the bottom layer of the pyramid. The newbies to options, the casual traders that don't necessarily need all of the research tools that could turn them off if they're not a more sophisticated trader. So I think partially it's a question of on-boarding design and interface once they're into the brokerage. Partially a question of being able to monetize operationally on smaller accounts. Right, so like because we're so focused on options, and options are very lucrative on the payment for order flow side, or PFOF side, we can make money on a trader who comes into Gatsby and trades 2 contracts a week. Our average funded account trades 8 contracts a week, but they don't need to because options are so profitable on the payment for order flow side. We're just going after a new market that, because of the advertising strategy that we have, we've built an engine that brings in users very inexpensively, and a design and interface and brand messaging that really cultivates them from trading whatever asset they've been trading into pretty serious options traders.